January 23, 2025

Michael Blitzer
Chief Executive Officer
Inflection Point Acquisition Corp. II
167 Madison Avenue, Suite 205 #1017
New York, New York 10016

Joshua Ballard
Chief Executive Officer and Manager
USA Rare Earth, LLC
100 W Airport Road
Stillwater, Oklahoma 74075

       Re: Inflection Point Acquisition Corp. II
           USA Rare Earth, LLC
           Amendment No. 1 to Registration Statement on Form S-4
           Filed January 6, 2025
           File No. 333-283181
Dear Michael Blitzer and Joshua Ballard:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11, 2024 letter.
 January 23, 2025
Page 2
Amendment No. 1 to Registration Statement on Form S-4
Information about USARE
The Rare Earth Magnet Industry: Challenges and Growth Opportunities, page 217

1. We note your disclosure that "even in a potential scenario of slower growth for electric cars that is now possible in the United States due to the anticipated changing policies of the incoming Trump administration" there are significant growth opportunities for domestic supply of NdFeB magnets in the existing domestic market due to (i) potential instability in supply of rare earth magnets from China and (ii)
       demand from wind turbines that rely on NdFeB magnets for their generators and (iii)
       demand from the defense industry. To the extent material, please address any impact of Trump administration policies on your other demand sectors of wind energy projects and defense. For example, we note the Executive Order executed January 20,
       2025 temporarily halting offshore wind lease sales in federal waters and pausing the issuance of approvals for both onshore and offshore wind projects. Beneficial Ownership of Securities, page 253

2. We note your response to prior comment 22 and reissue the comment. Please revise to disclose the natural person(s) who have voting and/or investment control over the shares held each 5% stockholder that is an entity, such as U.S. Trading Metals RE,
       LLC and The DinSha Dynasty Trust.
Management of New USARE Following the Business Combination , page 267

3. Please disclose all compensation awarded to, earned by, or paid to each person who will serve as a director or an executive officer of the surviving or acquiring company for the Fiscal Year Ended December 31, 2024. See Item 18(a)(7) of Form S-4 and
       Item 402 of Regulation S-K.
Financial Statements
USA Rare Earth, LLC Financial Statements for the Nine Months Ended September 30, 2024
Notes to the Condensed Condensed Consolidated Financial Statements
Note 13. Mezzanine and Shareholders'/Members' Equity
Class A-1 and A-2 Convertible Preferred Shares/Units, page F-97

4. Your pro forma disclosures on page 177 appear to contradict disclosures on page F-97 regarding the triggering event that requires redemption of your Class A-2 Convertible preferred Shares/Units, which are classified as mezzanine on your balance sheet.

       You state here that if the merger is not closed within 12 months and the delay is reasonably deemed to be due to factors within the Company's control, that the holders of Class A-2 Convertible Preferred Shares/Units have the option to require the
       Company to repurchase 100% of such Shares/Units. However, your pro forma disclosures on page 177 states that the redemption feature is triggered upon a
       contingent event that is not solely within your control.

       Please address this disclosure discrepancy and clearly state whether the event that triggers the redemption feature is or is "not solely" within your control. In addition,
 January 23, 2025
Page 3

       provide your analysis under ASC 480-10-S-993-A as to why mezzanine (temporary equity) classification is appropriate for your Class A-2 Convertible Preferred
       Shares/Units.
General

5. We note that Goldman Sachs & Co. LLC provided a resignation letter, or Section
       11(b) notice, to the Commission. Please provide a summary of this letter or notice, including a description of the specific roles from which Goldman Sachs resigned. Consider if any risk factor disclosure would be appropriate considering this
       resignation.
       Please contact Robert Babula at 202-551-3339 or Yong Kim at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments.
Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Joel Rubinstein, Esq.
      Trevor Pinkerton, Esq.